Exterran
16666 Northchase Dr.
Houston, Texas 77060
U.S.A.
Main 281.836.7000
www.exterran.com
February 22, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Lilyanna L. Peyser

Re:	Exterran Partners, L.P.
Registration Statement on Form S-3
Filed January 8, 2010
File No. 333-164258
Dear Ms. Peyser:
     Set forth below are the responses of Exterran Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2010, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-164258, filed with the Commission on January 8, 2010 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

     In addition, the Partnership has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement, each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence.
     All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.
General
1.	We note that the selling unitholder in the resale offering is Exterran Holdings, Inc., which appears to be an affiliate that holds a majority interest in Exterran Partners, LP. You disclose that as of December 31, 2009, you had outstanding 9,167,994 common units and 6,325,000 subordinated units, and that Exterran Holdings is offering for resale 15,492,994 common units and 6,325,000 subordinated units. Because of the magnitude of the proposed offering being registered for resale relative to the number of units held by non-affiliates, as well as the nature of the selling unitholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(l)(i) and instead represents a primary offering. Please advise us of the partnership’s basis for determining that the transaction is eligible under Rule 415(a(1)(i). In your analysis, please also describe in greater detail the dates on which and the manner in which the selling unitholder received the units being offered for resale, and the relationship of the selling unitholder with the partnership, including an analysis of whether the selling unitholder is the parent and an affiliate of the partnership. Also discuss the number of units being offered for resale as compared to the number of units in the public float. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.
     Response:
     We acknowledge the Staff’s comment. Pursuant to Rule 415(a)(1)(x) of the Securities Act of 1933 (the “Act”), securities may be registered on Form S-3 and offered or sold on a continuous or delayed basis “by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary.” Rule 405 of the Act defines “majority-owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by an event of default, to vote for the election of directors.” Pursuant to Section 7.01 of the First Amended and Restated Limited Liability Company Agreement of UGO GP, LLC, the management of the general partner of the general partner of the Partnership is fully reserved to Exterran Holdings, Inc. (as successor to Universal Compression, Inc.), including the appointment of the members of the Board of Directors of the general partner of the general partner of the Partnership. Pursuant to the organizational documents of the Partnership and the general partner of the Partnership, the management of the Partnership is reserved for this Board of Directors. Accordingly, Exterran Holdings, Inc., through its ownership of the general partner of the general partner of the Partnership, holds over 50 percent of the securities representing the right to vote on the election of directors. Therefore, we respectfully submit that the registration of the common units and subordinated units held by Exterran Holdings, Inc. on Form S-3 is allowed pursuant to Rule 415(a)(1)(x) of the Act. Given the affiliation between Exterran Holdings, Inc. and Exterran Partners, L.P. outlined above, we have revised disclosure in Amendment No. 1 to identify Exterran Holdings, Inc. as an underwriter and the offer of securities thereby as a primary offering. Please see the prospectus cover and pages 65 and 66 of Amendment No. 1.
Selling Unitholder, page 65
2.	The selling unitholder table indicates that, prior to the offering, Exterran Holdings, Inc. will hold 9,167,994 common units, or 52% of your outstanding common units, and that after the offering it will hold 6,325,000 common units, or 100% of your outstanding common units. It appears that the final two columns in this table represent the number of subordinated units to be held by Exterran Holdings, Inc. after the offering. If this is correct, please revise accordingly. If this is not correct, please explain how Exterran Holdings, Inc’s sale of 9,167,994 common units will result in Exterran Holdings, Inc. holding 6,325,000, or 100%, of your outstanding common units.
     Response:
     We acknowledge the Staff’s comment and have revised the headings to the above-referenced table to clarify that the second column relates to subordinated units. Please see page 65 of Amendment No. 1.
3.	You disclose on page 25 that as of December 31, 2009 you had outstanding 9,167,994 common units. However, in footnote (3) to the table you disclose that

17,533,539 common units were outstanding as of December 31, 2009. Please reconcile.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see page 25 of Amendment No. 1.
4.	Please describe the relationship between Exterran Holdings and the partnership in this section. See Item 507 of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see Page 66 of Amendment No. 1.
5.	Please clarify in the table and related footnotes that Exterran Holdings owns 15,492,994 common units, which includes 6,325,000 common units issuable upon the conversion of subordinated units. Also disclose whether Exterran Holdings has the right to acquire beneficial ownership of the common units underlying the subordinated units within 60 days.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify that Exterran Holdings owns 9,167,994 common units, which does not include the 6,325,000 common units it will own upon conversion of the subordinated units. Please see pages 65 and 66 of Amendment No. 1.
Exhibit 5.1 — Opinion of Vinson & Elkins L.L.P.
6.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the primary securities registered in this filing. See Question 212.05 of our securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.

     Response:
     We hereby confirm our understanding that an unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of primary securities requested in this filing.
7.	Please clarify in the first paragraph that the primary offering is for an aggregate maximum amount up to $750 million.
     Response:
     The Opinion of Vinson & Elkins L.L.P. has been revised accordingly. Please see Exhibit 5.1 to Amendment No. 1.
8.	Since the resale common units and subordinated units are currently outstanding, please revise paragraphs (3) and (4) on page 3 to delete the assumptions (other than assumption (ii) in paragraph (3)), and reflect that these units “are” validly issued, fully paid and non-assessable.
     Response:
     The Opinion of Vinson & Elkins L.L.P. has been revised accordingly. Please see Exhibit 5.1 to Amendment No. 1.
9.	We note that counsel’s opinion is limited to Delaware law; however, the indentures relating to the debt securities are governed by New York law. Please revise.
     Response:
     The Opinion of Vinson & Elkins L.L.P. has been revised accordingly. Please see Exhibit 5.1 to Amendment No. 1.

Closing Comments
     Please direct any questions or comments regarding the foregoing to me at 281.836.7061 or Doug McWilliams of Vinson & Elkins L.L.P. at 713.758.3613.

Sincerely, Exterran GP LLC
By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President and General Counsel

cc:	Mr. Doug McWilliams — Via Facsimile No. 713.615.5725 Vinson & Elkins, LLP